UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-37965

TiGenix

Romeinse straat 12

3001 Leuven, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes ☐ No ☒

ITEM 1 — INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release issued by Takeda Pharmaceutical Company Limited and TiGenix on July 31, 2018.

ITEM 2 — EXHIBITS

The following exhibit is filed as a part of this report:

Exhibit Number	Exhibit Description

99.1	Press Release issued by Takeda Pharmaceutical Company Limited and TiGenix on July 31, 2018, announcing the completion of the acquisition of TiGenix by Takeda Pharmaceutical Company Limited following the expiration of the squeeze-out period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIGENIX

Date: July 31, 2018

	By:	/s/ Claudia D’Augusta
		Name:	Claudia D’Augusta

		Title:	General Manager